Supplement

                                                                    May 11, 2004
                                                        Toyota Motor Corporation

        Comparison of Consolidated Financial Results for FY2003 under Japanese and U.S. Accounting Standards

FY2003 (April 2002 - March 2003)                                                                                (Billions of yen)
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                                                    Differences

                                         (1)             (2)           (3)              (4)
Category                Japanese       Scope of       Reporting     Gains on         Impairment
                        standards    consolidation    category     transfer of the      on                        U.S.
                                                     of equity in   substitutional    marketable       Other    standards
                                                      earnings of   portion of the    securities
                                                      affiliated     employee
                                                       companies    pension fund
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
Net revenues              16,054.2         (390.0)              -                -               -        (162.7)   15,501.5
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Income before income       1,649.3          (77.2)           (82.0)         (211.6)         (56.8)           4.9     1,226.6
taxes, minority
interest (and equity
in earnings of
affiliated companies*)
-----------------------------------------------------------------------------------------------------------------------------------

* Indicates the comparison between "Income before income taxes and minority interest in consolidated subsidiaries" under Japanese GAAP and "Income before income taxes, minority interest and equity in earnings of affiliated companies" under U.S. GAAP.

(1) Scope of Consolidation
    The consolidation scope under the U.S. standards is determined based on the ownership of voting shares (more than 50%). Therefore, those companies that are consolidated according to the control basis under the Japanese standards are excluded from the scope of consolidation.

(2) Reporting Category of Equity in Earnings of Affiliated Companies
    "Equity in earnings of affiliated companies" reported as non-operating income under the Japanese standards is not included in "income before income taxes, minority interest and equity in earnings of affiliated companies" under the U.S. standards, therefore the figure for this item has been reclassified.

(3) Gains on Transfer of the Substitutional Portion of the Employee Pension Fund Under the U.S. standards, gains or losses on transfer of the substitutional portion of the employee pension fund are recognized at the time of the actual transfer, therefore "gains on transfer of the substitutional portion of the employee pension fund," recognized under the Japanese standards, is not recognized.

(4) Impairment on Marketable Securities
    Losses from impairment on certain marketable securities whose acquisition costs under the U.S. standards exceed those under the Japanese standards are recognized.